November 19, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:      Net Serviços de Comunicação S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed May 21, 2010
File No. 0-28860

Dear Mr. Spirgel:

This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comment contained in your letter, dated October 21, 2010, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2009 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on May 21, 2010.  The comment of the Commission is set forth in bold/italics and the Company’s response is set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

16. Intangible Assets, page F-47

1.      We note your response to prior comment number from our letter dated September 21, 2010. We noted that under Paragraph 96 of IAS 38, experience may be used as possible evidence that a contractual right will be renewed if renewal is contingent upon the consent of a third party. Since you do not have history of renewals, it appears that you do not have evidence to support that Anatel will consent to renewal of your cable licenses. In this regard, we note that Anatel was established in 1997, the initial cable licenses granted by Anatel are being used under the initial 15 year period, and that none of the cable licenses that have been issued have been renewed. Therefore tell us how you considered these factors in your determination of indefinite life.

Mr. Larry Spirgel Division of Corporation Finance	2	November 19, 2010

In response to the Staff’s comment, we provide the following considerations to support our judgment that a cable license is to be accounted for as an intangible asset with an indefinite useful life.

In determining the proper accounting treatment for the Company’s cable licenses, we reviewed the applicable guidance, specifically paragraphs 88-96 of IAS38 and our assessment is based on an analysis of all relevant factors.  As there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company, we have assessed that the useful life of a cable license should be treated as indefinite.

Anatel, the Brazilian National Telecommunications Agency, is a new regulatory body.  Therefore, there is no history of renewals for cable television licenses; however, based on a review of all available factors, we believe there is sufficient evidence that our licenses will be renewed.  We note the evidence below in a summary of the Brazilian license rights and renewal process.

License renewal process

Overview

Cable television licenses are granted by Anatel for a period of 15 years and are renewable for equal and successive periods. Renewal of the cable television license by Anatel is assured by law if the cable system operator has (i) complied with the terms of the license agreement and applicable governmental regulations during the period of the prior license through the date of application for license renewal, (ii) agreed to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards, and (iii) requested the renewal of such license at least 24 months prior to the expiration date of the license. The renewal of cable television licenses may also be subject to the payment of a nominal fee. The cost of the renewal process is not significant.

Please refer to the following quote from the Brazilian Law translated from Portuguese to English for your convenience:

i)                    By law: Article 36 of Federal Law 8,977/95 (Cable Law) states (emphasis added):

“Art. 36. It is assured to the cable TV service operator the renewal of a license always as long as:

I – it has satisfactorily fulfilled the license’s conditions.

Mr. Larry Spirgel Division of Corporation Finance	3	November 19, 2010

II – it has been complying with the regulation of the Executive Branch.

III – it agrees to fulfill technical and economical viability requirements to meet the needs of community, including with respect to system modernization.”

ii)                  By Decree:  Article 87 of Decree 2,206/97  states (emphasis added):

“Art. 87. It is assured to the cable TV operator the renewal of a license always as long as:

I – it has satisfactorily fulfilled the license’s conditions;

II – it has been complying with the regulation applicable to the service;

III – it agrees to fulfill technical and economical viable requirements to meet the needs of community, inclusive in what regards to system modernization.

IV – it expressly manifests interest in renewal at least 24 months prior to expiration of the license term.”

Anatel does not have complete discretion over renewal of cable licenses. Renewal is guaranteed under Brazilian Law if the conditions noted above are met. Therefore, Anatel is legally obliged to renew the licenses if the conditions noted above are fulfilled by the Company.

All the requirements determined in the Brazilian Law for license renewal are objective and under the Company’s control.

Anatel’s role is simply to verify if such requirements are being fulfilled by the Company. Anatel performs regular inspections (most recently completed in November 2010) in which they report to the Company on a number of areas including those which could impact the renewal of the license.  At no point during those inspections, including the most recent in November 2010, has Anatel indicated any substantive concern regarding the Company’s ability to meet all requirements determined in the Brazilian Law to successfully renew its licenses.

Mr. Larry Spirgel Division of Corporation Finance	4	November 19, 2010

The Company is a leader in the cable television industry in Brazil, with approximately 48% of the market share as of September 30, 2010, which is double the share of our largest competitor.

History of transfers of licenses acquired in connection with business combinations

Transfers of cable television licenses are subject to the approval of Anatel. A license may be transferred to a subsidiary company controlled by the licensee, by hereditary succession or by a spin-off transaction. Transfers of shares causing a change in the control of a licensee or the legal entity that controls a licensee are also subject to the prior approval by Anatel. Therefore, all licenses currently held by the Company have been approved by Anatel as part of the change in control provisions upon the Company’s acquisitions during 1999 through 2009. In connection with business combinations we have entered into, Anatel has approved the transfer of all 79 cable television licenses acquired.

It is important to mention that when Anatel approved the transfer of cable television licenses in connection with the business combinations, as part of the process Anatel performed a review similar to the renewal process and additionally assessed if the transfer would create a concentration of the market that can impair the competition for the region covered by such licenses. This is evidence based on experience that the licenses will be renewed.

Current renewal processes

For all 55 cable television licenses expiring in the next 24 months, the Company has begun the renewal process.  The process starts with a communication from Anatel to the Company stating that the communication period to express the intention to renew the license has started and a request to the Company to express its intention to renew the license. The Company has replied to all communications from Anatel with confirmation of the Company’s intention to renew the licenses. There are no indicators from Anatel that such licenses will not be renewed at the end of the current 15-year terms.

Experience of successful renewals of licenses granted by Anatel

Regarding the history of successful renewals, our licenses for MMDS services were all renewed by Anatel at the end of the first 15 year term in February 2009, as expressed by applicable Anatel regulation. While no cable television licenses have reached the end of the first 15 year term requiring renewal, there has been no history of Anatel not renewing a license for other communications services.

Mr. Larry Spirgel Division of Corporation Finance	5	November 19, 2010

When making our determination of useful life, we note that paragraph 96 of IAS 38 does not stipulate the need to demonstrate a history of successful renewals as evidence for the useful life to be considered indefinite, but rather states that there is evidence that the contractual rights will be renewed.  The evidence of renewal may be based on experience (i.e., “possibly based on experience” (emphasis added)), but is not a stated prerequisite.  As Anatel is a new regulator, there are other factors present which demonstrate that we will be able to renew our licenses indefinitely without significant cost; the most important being that, under Brazilian law, Anatel does not have discretion in this matter. Anatel is obligated to renew our licenses as long as the terms and conditions discussed above are met. Compliance with the aforementioned requirements are routine and objective.  Anatel regulations, and the related laws, were drafted for the purpose of ensuring that a cable licenses is not abused (i.e., providing content appropriate for the general viewing public, delivering a clear picture to the viewers, etc.).  These requirements are consistent with our business strategy to deliver quality programming and services to our customers.

Internal monitoring and external evidence from Anatel’s inspection process shows that all necessary conditions for license renewal are being met, and as such, Anatel will be legally obligated to renew our licenses. We do not believe that there is a foreseeable limit to the period over which the licenses are expected to generate net cash inflows to the Company.  Further, we believe that absent the historical experience of license renewals, consideration should be given to the assumptions that a market participant would use regarding the life of the cable television license.  We believe that a market participant would reach a similar conclusion as the Company. That is, the useful life of the television licenses is indeterminate and, as such, indefinite.

Other considerations

In addition to reviewing the factors relating to renewal of our cable television license, we also considered the factors identified in paragraph 90 of IAS 38. Those factors are as follows:

(a)     the expected usage of the asset by the entity and whether the asset could be managed efficiently by another management team;

There is no foreseeable limit regarding the expected usage of the cable television license by the Company. We also believe that the cable television licenses could be managed efficiently by another management team with no impact on the expected usage of the license.

Mr. Larry Spirgel Division of Corporation Finance	6	November 19, 2010

(b)     typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way;

Considering that the renewal conditions discussed in the topic "License renewal process" of this letter are all met, there is no determined life cycle for the licenses. Public information on estimates of useful lives of similar assets that are used in a similar way is also confirmed by the accounting treatment adopted by other cable, broadcasting and telecom companies in various other countries, regulatory environments and reporting GAAPs that we believe are analogous with our operating environment as previously discussed in our letter dated October 14, 2010. These companies’ determination of cable television licenses useful lives is consistent with our understanding that Brazilian cable television licenses governed by Anatel should also be accounted for as intangible assets with indefinite lives.

(c)     technical, technological, commercial or other types of obsolescence;

There are no technical, technological, commercial or other types of obsolescence facts regarding the cable licenses that have come to light that might justify a change in the Company’s accounting treatment of the useful lives of the licenses. The technology used in cable television services has been in operation for many years and is not expected to be replaced by another technology at any time in the foreseeable future.  Consumer consumption of entertainment and information continues to drive demand for the services provided by cable companies through the cable television licenses.

(d)     the stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset;

There are no facts in the cable industry or changes in market demand for the products or services regarding the cable licenses that have come to light that might justify a change in the Company’s accounting treatment of the useful lives of the licenses.  If at some point there are changes to the market of these assets, we would reassess the relevant factors and revise our estimate of the useful life.

Mr. Larry Spirgel Division of Corporation Finance	7	November 19, 2010

(e)     expected actions by competitors or potential competitors;

There are no expected actions by competitors or potential competitors that have come to light that might justify a change in the Company’s accounting treatment of the useful lives of the licenses. We are the leading Company in the cable television industry in Brazil, with approximately 48% of the market share as of September 30, 2010, which is double the share of our largest competitor.

(f)     the level of maintenance expenditure required to obtain the expected future economic benefits from the asset and the entity's ability and intention to reach such a level;

Consistent with all companies in the cable television industry, the Company makes capital expenditures to, among other things, upgrade existing systems in order to improve technical quality, meet regulatory requirements, further improve management controls and support subscriber growth.  We make capital expenditures assuming that the licenses will be continuously renewed in the normal course of the business.  As a matter of fact, we manage our business based on this assumption. The Company expects the cost of cable license renewals to be nominal.

(g)     the period of control over the asset and legal or similar limits on the use of the asset, such as the expiry dates of related leases; and

Considering that renewal of the cable television license by Anatel is assured by law as long as the cable system operator has complied with the requirements discussed in the topic "License renewal process" of this letter, the Company believes that there is no expiry dates or determined period of control over the licenses.

(h)     whether the useful life of the asset is dependent on the useful life of other assets of the entity.

The useful life of the licenses is not dependent on the useful life of other assets.

Mr. Larry Spirgel Division of Corporation Finance	8	November 19, 2010

As a last point in the Company’s consideration of the relevant facts when determining the appropriate useful life, we also note that paragraph 91 of IAS 38 address that the term “indefinite” does not mean “infinite”. Paragraph 93 of IAS 38 also states that the useful life of an intangible asset may be very long or even indefinite. Uncertainty justifies estimating the useful life of an intangible asset on a prudent basis, but it does not justify choosing a life that is unrealistically short.

Company’s conclusion

As the Company successfully, and without significant cost or effort, renewed its MMDS licenses in February 2009, completed the transfer of cable licenses approved by Anatel as part of the business combinations and Anatel has renewed similar licenses for other communication services, we believe that the Company will successfully renew its cable television licenses starting in 2011. We are firmly convinced that based on the fact that the renewal of the cable television license by Anatel is assured by law and all other relevant facts and circumstances discussed in this letter, that the renewal of our cable television licenses will duly occur in the normal course.

As note in paragraph 88 of IAS 38, an intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Based on the items discussed above and in previous letters, the Company believes that the categorization of our licenses as an indefinite lived intangible asset is in accordance with paragraphs 88-96 of IAS 38.

*          *          *          *

The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of this page intentionally left blank.]

*          *          *          *

If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2811.

Sincerely,

/s/ Marcio Minoru Miyakava

Marcio Minoru Miyakava
Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer
Roberto Catalão Cardoso, Chief Financial Officer
André Müller Borges, Chief Legal Officer